Filed pursuant to Rule 424(b)(3)
Registration No. 333-266010
PROSPECTUS SUPPLEMENT No. 2
(to Prospectus dated August 12, 2022)

SPRINGBIG HOLDINGS, INC.

4,510,940 Common Shares

This prospectus supplement updates and supplements the prospectus dated August 12, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266010). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This Prospectus and prospectus supplement relate to the resale, from time to time, by the selling stockholder named herein (the “Selling Stockholder”) of (i) an aggregate of up to 2,750,000 shares of our common stock, par value $0.0001 per share (“Common Shares”), reserved for issuance upon the conversion of a convertible promissory note of SpringBig Holdings, Inc. (formerly known as Tuatara Capital Acquisition Corporation), a Delaware corporation (the “Company”) currently held by the Selling Stockholder (the “Conversion Shares”), and (ii) an aggregate of up to 1,760,940 Common Shares reserved for issuance upon exercise of warrants issued by the Company to the Selling Stockholder and warrants that may hereafter be issued by the Company to the Selling Stockholder (the “Warrant Shares”).

The Conversion Shares include 916,667 shares issuable upon conversion of an $11,000,000 principal amount convertible promissory note at the original conversion price of $12.00 per share, plus an additional 1,833,333 shares reserved for potential issuance in the event of default or dilution adjustments or repayment of the notes by the Company in shares at prevailing market prices. The Warrant Shares include 586,980 Common Shares issuable upon exercise of the warrants issued on the First Tranche Closing (defined below), and 1,173,960 additional shares reserved for potential issuance in the event of possible future default or dilution adjustments, at prevailing market prices. To the extent that Common Shares and/or Warrant Shares are issued by the Company under the terms of such notes and warrants, substantial amounts of Common Shares could be issued and resold, which would cause dilution and may impact the Company’s stock price. See “Risk Factors” and “L1 Capital Financing” for additional information.

The Company issued the note to the Selling Stockholder for $10,000,000 in total cash consideration and the warrants for no additional consideration. The Conversion Shares are issuable at an original conversion price of $12.00 per share based on the $11,000,000 principal amount of the note but represent a value of $10.90 per share based on the 916,667 shares issuable upon the conversion of the note for the $10,000,000 in cash consideration paid to the Company. While the warrants were issued for no additional consideration, they have a $12.00 exercise price, which is subject to anti-dilution adjustments and the issuance of shares under the notes are subject to adjustments for dilution and in the event of default.

We are not selling any securities under this Prospectus and will not receive any of the proceeds from the sale of our Common Shares by the Selling Stockholder. However, we may receive proceeds from the cash exercise of the warrants, which, if exercised in cash at the current $12.00 exercise price with respect to 1,760,940 shares of common stock, would result in gross proceeds to us of approximately $21,131,280, assuming the exercise in full of all of the warrants. There is no assurance that the Selling Stockholder will elect to exercise any or all of such warrants and, accordingly, no assurance that we will receive any proceeds from the exercise of the warrants. We believe the likelihood that the Selling Stockholder will exercise the warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Shares, which is currently below the $12.00 exercise price. If the trading price for our Common Shares is less than $12.00 per share (or the adjusted exercise price in the event of dilutive issuances), we believe the Selling Stockholder will be unlikely to exercise their warrants.

On June 14, 2022, we consummated the business combination in connection with that certain amended and restated agreement and plan of merger, dated as of April 14, 2022 (as amended by that certain amendment no. 1 dated May 4, 2022, the “merger agreement”), by and among Tuatara Capital Acquisition Corporation (“TCAC” or “Tuatara”), HighJump Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Tuatara (“Merger Sub”), and SpringBig, Inc., a Delaware corporation (“Legacy SpringBig”). Pursuant to the merger agreement, at the closing of the business combination, among other things, Merger Sub merged with and into Legacy SpringBig (the “Merger”), with Legacy SpringBig being the surviving entity of the Merger and Legacy SpringBig’s shareholders receiving Common Shares in exchange for their equity securities of Legacy SpringBig. In connection with the closing, the Company changed its name from “Tuatara Capital Acquisition Corporation” to “SpringBig Holdings, Inc.” As a result of the business combination and other actions taken in connection with the closing of the business combination, Legacy SpringBig became a wholly-owned subsidiary of the Company, with the securityholders of Legacy SpringBig becoming securityholders of the Company. See “Summary of the Prospectus—Background and Recent Developments”.

We are registering the resale of shares of Common Stock as required by the Registration Rights Agreement, dated as of June 14, 2022 (the “Registration Rights Agreement”), by and among the Company and the Selling Stockholder.

We will pay the expenses of registering the shares of common stock offered by this Prospectus, but all selling and other expenses incurred by the Selling Stockholder will be paid by the Selling Stockholder. The Selling Stockholder may sell our Common Shares offered by this Prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this Prospectus under “Plan of Distribution.” The prices at which the Selling Stockholder may sell shares will be determined by the prevailing market price for our common stock or in negotiated transactions.

You should read this Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities. Our Common Stock is traded on The Nasdaq Global Market (“Nasdaq”) under the symbol “SBIG”. On September 9, 2022, the last reported sale price of our Common Stock on Nasdaq was $1.60 per share.

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 12 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement No. 2. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 12, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 7, 2022

SPRINGBIG HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40049	88-2789488
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

621 NW 53rd Street, Ste. 260
Boca Raton, Florida, 33487
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (800) 772-9172

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Stock, par value $0.0001 per share	SBIG	The Nasdaq Global Market

Warrants, each exercisable for one share of Common Stock, at an exercise price of $11.50 per share	SBIGW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Sec.230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Sec.240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01          Notice of Delisting or Failure to Satisfy Continued Listing Rule or Standard; Transfer of Listing.

On September 7, 2022, SpringBig Holdings, Inc. (the “Company”) received a letter from the listing qualifications department staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that for the last 30 consecutive business days, the Company’s minimum Market Value of Listed Securities (“MVLS”) was below the minimum of $50 million required for continued listing on The Nasdaq Global Market pursuant to Nasdaq listing rule 5450(b)(2)(A).

The notice has no immediate effect on the listing of the Company’s common stock or warrants, and the Company’s common stock and warrants continue to trade on The Nasdaq Global Market under the symbols “SBIG” and “SBIGW,” respectively.

In accordance with Nasdaq listing rule 5810(c)(3)(C), the Company has 180 calendar days, or until March 6, 2023, to regain compliance. The notice states that to regain compliance, the Company’s MVLS must close at $50 million or more for a minimum of ten consecutive business days during the compliance period ending March 6, 2023. If the Company is unable to satisfy the MVLS requirement prior to such date, the Company may be eligible to transfer the listing of its common stock and warrants to the Nasdaq Capital Market (provided that it then satisfies the requirements for continued listing on that market).

If the Company does not regain compliance by March 6, 2023, Nasdaq staff will provide written notice to the Company that its securities are subject to delisting. At that time, the Company may appeal any such delisting determination to a Hearings Panel.

The Company intends to actively monitor the Company’s MVLS between now and March 6, 2023 and may, if appropriate, evaluate available options to resolve the deficiency and regain compliance with the MVLS rule. While the Company is exercising diligent efforts to maintain the listing of its common stock and warrants on Nasdaq, there can be no assurance that the Company will be able to regain or maintain compliance with Nasdaq listing standards.

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SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPRINGBIG HOLDINGS, INC.

September 12, 2022	By:	/s/ Jeffrey Harris
Name: Jeffrey Harris
Title: Chief Executive Officer

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